UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Potter, Robert J.
   221 Steeplechase
   Irving, TX  75062
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   MOLEX INCORPORATED
   MOLX, MOLXA
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   April 25, 2003
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |      |    | |                  |   |           |11,681             |D     |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Stock Option (Right to|$25.90  |     |    | |           |   |(1)  |10/23|Common Stock|       |       |3,750       |D  |            |
 Buy)                 |        |     |    | |           |   |     |/03  |            |       |       |            |   |            |
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Stock Option (Right to|$27.95  |     |    | |           |   |(1)  |10/22|Common Stock|       |       |3,577.50    |D  |            |
 Buy)                 |        |     |    | |           |   |     |/04  |            |       |       |            |   |            |
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Stock Option (Right to|$38.1875|     |    | |           |   |(2)  |10/20|Class A Comn|       |       |2,618       |D  |            |
 Buy)                 |        |     |    | |           |   |     |/05  | Stock      |       |       |            |   |            |
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Stock Option (Right to|$25.98  |     |    | |           |   |(2)  |10/26|Class A Comn|       |       |3,000       |D  |            |
 Buy)                 |        |     |    | |           |   |     |/06  | Stock      |       |       |            |   |            |
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Stock Option (Right to|$24.35  |     |    | |           |   |(2)  |10/25|Class A Comn|       |       |3,000       |D  |            |
 Buy)                 |        |     |    | |           |   |     |/07  | Stock      |       |       |            |   |            |
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Phantom Stock Unit    |1-1     |04/25|A   | |49.649     |A  |(4)  |(4)  |Common Stock|49.649 |       |34,572.497(3|D  |            |
                      |        |/2003|    | |           |   |     |     |            |       |       |)           |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. Option granted under The 1991 Molex Incorporated Incentive Stock Option Plan in reliance upon the exemption provided by Rule 16b-3 that becomes exercisable one year after grant, expires five years after grant and vests in 25% annual increments on the anniversary date of the grant.
2. Option granted under The 2000 Molex Incorporated Incentive Stock Option Plan in reliance upon the exemption provided by Rule 16b-13 that becomes exercisable one year after grant, expires five years after grant and vests in 25% annual increments on the anniversary date of the grant.
3. Represents number of shares beneficially owned as of April 25, 2003.
4. The phantom stock units were accrued quarterly on the first business day following the 24th of January, April, July and October under The Molex Incorporated Deferred Compensation Plan and are to be settled 100% in cash upon the reporting person's termination from service on the Issuer's Board of Directors.
SIGNATURE OF REPORTING PERSON
Robert J. Potter
DATE
April 29, 2003